Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 10 DATED JULY 7, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016, supplement no. 6 dated April 26, 2016, supplement no. 7 dated May 12, 2016, supplement no. 8 dated May 23, 2016 and supplement no. 9 dated June 8, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the declaration of cash distributions for August 2016 record dates, the declaration of a stock dividend for the month of August 2016 and a change to the suitability standards for California investors.
Cash Distribution Declared
On July 6, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from August 1, 2016 through August 31, 2016, which we expect to pay in September 2016. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. Distributions for this period will be calculated based on stockholders of record each day during this period at a rate of (i) $0.00052404 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Stock Dividend Declared
Also on July 6, 2016, our board of directors authorized a stock dividend for the month of August 2016, in the amount of 0.001667 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on August 31, 2016. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. We expect to issue this stock dividend on or about September 1, 2016, respectively.
Suitability Standards
The suitability standard for California investors under “Suitability Standards” on page i of the prospectus is revised to read as follows:

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California - Investors must have either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $70,000 and a net worth of at least $150,000. In addition, shares will only be sold to California residents that have a net worth of at least ten times their investment in us.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.  In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.
Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution - Suitability Standards” for a detailed discussion of the determinations regarding suitability that we require.

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